UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: September 27, 2024

Commission File Number: 001-39307

Legend Biotech Corporation
(Translation of registrant's name into English)

2101 Cottontail Lane Somerset, New Jersey 08873
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Legend Biotech Announced Late-Breaking Long-Term Overall Survival Data from Landmark CARTITUDE-4 Study in Multiple Myeloma

On September 27, 2024, Legend Biotech Corporation (“Legend Biotech”) issued a press release announcing that late-breaking long-term data from the Phase 3 CARTITUDE-4 study that shows a single infusion of CARVYKTI® (ciltacabtagene autoleucel) significantly extended overall survival (OS) in patients with relapsed or lenalidomide-refractory multiple myeloma who have received at least one prior line of therapy, including a proteasome inhibitor (PI) and an immunomodulatory agent, reducing the risk of death by 45 percent versus standard therapies of pomalidomide, bortezomib and dexamethasone (PVd) or daratumumab, pomalidomide and dexamethasone (DPd). CARVYKTI® is now the first and only cell therapy to improve overall survival versus standard therapies for patients with lenalidomide-refractory multiple myeloma as early as second line. These results were presented as a late-breaking oral presentation at the 2024 International Myeloma Society (IMS) Annual Meeting (Abstract #OA-65) in Rio de Janeiro, Brazil. The press release is attached to this Form 6-K as Exhibit 99.1.

This report on Form 6-K, including Exhibit 99.1 (other than the information included under “About Legend Biotech”), is hereby incorporated herein by reference in the registration statements of Legend Biotech on Form F-3 (Nos. 333-278050, 333-257625, and 333-272222) and Form S-8 (No. 333-239478), to the extent not superseded by documents or reports subsequently filed.

EXHIBIT INDEX

Exhibit	Title

99.1	Press Release, dated September 27, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Legend Biotech Corporation
(Registrant)

Date: September 27, 2024	/s/ Ying Huang
Ying Huang, Ph.D.
Chief Executive Officer